UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

GREATER CRYPTOCURRENCY CONVENIENCE AND SECURITY AHEAD WITH DIGATRADE’S INTENDED CREDIT CARD INTEGRATION

Vancouver, British Columbia / ACCESSWIRE / April 8, 2019 - DIGATRADE FINANCIAL CORP (OTC.PK: DIGAF), https://www.facebook.com/DIGATRADE, an OTC digital asset trade desk for institutions, and financial technology company, intends to expand the usefulness of cryptocurrency in real-life situations through convenience and security initiatives that make cryptocurrency more practical and desirable in everyday uses – including improved integration with credit cards.

Digatrade’s recently announced acquisition of Securter online credit card security technology is only one part of a multi-prong approach by Digatrade to become a fintech innovation-driven company. Making cryptocurrency more relevant for ordinary situations and real-world behavior by consumers, merchants and institutions is Digatrade’s ambition. With Securter now on-board, Digatrade will begin announcing a series of cross-disciplinary applications of its fintech agenda, and growing industry ties.

Digatrade holds three guiding principles for the company, for the benefit of its cryptocurrency interested shareholders. The first is to implement a business model that makes the company immune to downward fluctuations in Bitcoin and other altcoin valuations. The second is to solve actual problems and increase functionality of cryptocurrency transactions, not merely replicate payment methods and payment corridors that already exist. The third is to follow a multi-stakeholder model that goes beyond only addressing consumer experiences to include the perspective of vendors for two-sided transactional ease, non-commercial institutions whose interests may not be as remote as they imagine and governments who are not yet clear in their policies but may in fact become enormous beneficiaries across their vast operations. Digatrade believes that the “government as cryptocurrency adversary” mindset is outmoded.

At the heart of Digatrade’s innovation program is a focus on the huge untapped development and commercialization opportunities in the underlying blockchain technology ecosystem. Digatrade CEO, Brad Moynes, explains: “It’s easy to get lost in the theory of what’s possible. We are collaborating with thought leaders in this field to mine the technology itself and deliver really useful applications that are not already overdone in this space. An example is something as basic as being able to buy cryptocurrency easily, securely and in small quantities by credit card and to spend it just as easily and securely, by multiple methods. Our increased credit card security expertise is perfectly suited, but even that is just the tip of the iceberg of what we have in mind. Digatrade is advancing again, according to plan.”

President of Digatrade’s Securter division, Steve Epstein, adds more for the company’s current shareholders: “It has been strategic that we have not been boasting in detail about our high-quality development relationships. There are secrecy considerations, competitive issues and intellectual property phases to protect. We have been in patent pending mode and are well connected to incredible experts. They deal with things that most people would simply not understand because these systems work in the background. Digatrade/Securter’s goal is to make that technology useful and to monetize our innovations. When we have permission to start announcing our operating relationships, then our shareholders will see that Digatrade has a tremendous future. I am looking forward to being able to talk more about those relationships, soon. In the meantime, we will be introducing our Securter management team in upcoming announcements about our growing internal capabilities.”

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “Fintech” company that offers buy-side cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The company is also developing a next generation platform for security in the online credit card payment system, globally, through its Securter subsidiary. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems Inc is a Digatrade subsidiary that is developing proprietary, patent-pending credit card payment platform innovations to significantly increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatradefinancial.com
investors@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)
April 8, 2019	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO